SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

February 16, 2010

BY EDGAR AND HAND DELIVERY

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-3561

Attention: Mr. H. Christopher Owings

                 Mr. Ronald E. Alper

Re:	West Corporation Registration Statement on Form S-1
(File No. 333-162292)

Dear Mr. Owings:

On behalf of West Corporation, a Delaware corporation (the “Company”), transmitted herewith through the EDGAR electronic filing system under the Securities Act of 1933, as amended (the “Act”), is Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-1, under the Act (as amended, the “Registration Statement”), for the registration of shares of Common Stock, par value $.001, of the Company. Among other modifications, Amendment No. 4 includes audited financial information for the year ended December 31, 2009 as well as revisions intended to respond to a comment received in our telephone conversations with the Staff. For your convenience, four (4) courtesy copies of this letter and Amendment No. 4, which have been marked to show the changes from Amendment No. 3 to the Registration Statement as filed on December 16, 2009, are also being delivered to Mr. Ronald E. Alper.

As discussed with the Staff on February 10, 2010, the Company is currently evaluating market conditions and potential valuation ranges for its Common Stock. Prior to circulating a preliminary prospectus to potential investors, the Company intends to provide the Staff with valuation information on a supplemental basis, including information related to the offering price, number of shares and conversion ratio, in order to facilitate the Staff’s review.

Thank you for your prompt attention to the Company’s filings. If you wish to discuss Amendment No. 4 , or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-4348 or my partner Fred Lowinger at (312) 853-7238.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

February 16, 2010

Sincerely,

/s/ Robert L. Verigan
Robert L. Verigan

Enclosures